Proskauer Rose LLP	Eleven Times Square	New York, NY 10036-8299

June 15, 2016	Peter M. Fass
Member of the Firm
d 212.969.3445
f 212.969.2900
pfass@proskauer.com
www.proskauer.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Coy Garrison

Re:	Lightstone Real Estate Income Trust Inc.
Post-Effective Amendment to Form S-11
Filed April 20, 2016

File No. 333-200464

Dear Mr. Garrison:

On behalf of our client, Lightstone Real Estate Income Trust Inc. (the “Company”), we are submitting this letter to supplement the conversation we had with your office on June 13, 2016, following up on our response, dated May 31, 2016 (the “Response Letter”), to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated May 27, 2016, with respect to Post-Effective Amendment to Form S-11filed by the Company with the Commission on April 20, 2016 (File No. 333-200464) (the “POSAM”).

Please find attached the following in response to the Staff’s comments:

1.	Revised disclosure to be included in a Pre-Effective Amendment No. 1 to the POSAM (attached hereto as Exhibit A). The revised disclosure includes:

a.	The addition of the word “Adjusted” in the estimated net asset value table;
b.	Changes to the timing of the sponsor’s advances under the loan agreement;
c.	The estimated net asset value as of the March 31, 2016; and
d.	The list of factors that might cause a stockholder not to ultimately realize distributions per share of common stock equal to the estimated net asset value per share upon liquidation, as previously disclosed to the Commission in the Response Letter.

2.	A proposed Amended and Restated Loan Agreement clarifying the date of the advances under the agreement (attached hereto as Exhibit B).

We believe the answers provided are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible. When the Staff concludes that the comments are satisfied, the pre-effective amendment to the POSAM, with revisions to all relevant sections, will be filed, and the proposed Amended and Restated Loan Agreement will be executed and filed. If you have any questions in connection with the responses to your comments, please feel free to contact me by phone at (212) 969-3445 or by email at PFass@proskauer.com.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass

Proskauer Rose LLP	Eleven Times Square	New York, NY 10036-8299

EXHIBIT A

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ESTIMATION OF NAV AND SPONSOR SUBORDINATED LOAN AGREEMENT

In October 2014, the SEC approved amendments to FINRA Rule 2310 and NASD Rule 2340 to modify the requirements relating to the inclusion of per share estimated value for non-traded REITs in customer account statements. Pursuant to these rules, our stockholders' customer account statements were required to include an estimated value of our Common Shares by April 2016 using one of two methods: the "net investment method" or the "appraised value method." We opted to implement the appraised value method, as described in further detail below.

Unless and until our Common Shares are listed for trading on a national securities exchange, it is not expected that a public market for our shares will develop. We provided a per share estimated NAV of our Common Shares as determined by our board of directors, with the material assistance or confirmation of a third party valuation expert or service referred to herein as the "independent valuation expert," on April 8, 2016 or the NAV pricing date. From and after the NAV pricing date, we currently expect that our advisor will update our estimate of NAV on a quarterly basis, but our advisor will update our NAV on at least an annual basis. Our board of directors will review and approve each estimate of NAV. These estimates will not reflect the proceeds you would receive upon our liquidation or upon the sale of your shares. For a description of how we determined the NAV per Common Share, please refer to "Estimated NAV and NAV per Share" below.

Sponsor Subordinated Loan Agreement

Our sponsor has committed to make a significant subordinated equity investment in the Company, through a subordinated unsecured loan agreement, of up to $36.0 million, which is equivalent to 12.0% of the $300.0 million maximum offering amount of Common Shares. Specifically, the subordinated agreement with the sponsor provides for quarterly draws or advances in an amount equal to the product of (i) $10.00 minus the then-current estimated NAV per share, multiplied by (ii) the number of Common Shares outstanding. The advances under the subordinated agreement will be used to increase the cash available for investment in real estate-related investments. The outstanding advances under the subordinated agreement will bear interest at a rate of 1.48%, which is equal to the mid-term applicable federal rate as of March 2016. Interest will retroactively accrue on the outstanding advances under the subordinated agreement back to the date of each quarterly draw, but no interest or outstanding advances will be due and payable to the sponsor until holders of our Common Shares have received liquidation distributions equal to their respective net investments plus a cumulative, pre-tax, non-compounded annual return of 8.0% on their respective net investments.

The subordinated agreement with the sponsor will continue until the earlier of: (i) the termination of this offering; (ii) advances under the agreement are equal to an aggregate of $36.0 million; and (iii) we receive gross offering proceeds of $300.0 million. The advances under the subordinated agreement will have the effect of increasing our NAV per share until holders of our Common Shares have received distributions equal to their respective net investments plus a cumulative, pre-tax, non-compounded annual return of 8.0% on their respective net investments. We cannot guarantee that holders of our Common Shares will receive the foregoing cumulative, pre-tax, non-compounded annual return.

Distributions in connection with our liquidation initially will be made to holders of our Common Shares, until holders of our Common Shares have received liquidation distributions equal to their respective net investments plus a cumulative, pre-tax, non-compounded annual return of 8.0% on their respective net investments. Thereafter, we will be obligated to repay the outstanding advances under the subordinated agreement and accrued interest to the sponsor, as described in the subordinated agreement. In the unlikely event that additional liquidation distributions are available after we repay the outstanding advances under the subordinated agreement and accrued interest to our sponsor, such additional distributions will be paid to holders of our Common Shares and our sponsor: 85.0% of the aggregate amount will be payable to holders of our Common Shares and the remaining 15.0% will be payable to the sponsor.

The below table illustrates the amount of advances under the subordinated agreement from the sponsor in three hypothetical scenarios: (i) a 20% decrease in the value of our assets, (ii) no change in the value of our assets and (iii) a 20% increase in the value of our assets, each shown without including the effect of the advances under the subordinated agreement on our assets. The table assumes that we sell the maximum of 30.0 million Common Shares in this offering, in each case at an offering price of $10.00 per share, and does not give effect to special sales or volume discounts which could reduce selling commissions or dealer manager

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fees. Thus, the "no change" column below reflects estimated NAV of $264.0 million before the addition of advances under the subordinated agreement ($300.0 million in gross proceeds from our primary offering less $36.0 million in selling commissions, dealer manager fees and other organization and offering expenses). The below table contains a number of assumptions, and the estimated NAV amounts presented in the table are shown for illustrative purposes only. For example, as of December 31, 2015, we had received aggregate gross proceeds of $6.8 million from the sale of approximately 723,975 Common Shares in our initial public offering, which is significantly less than the maximum offering amount used in the below table.

	Change in Asset Value		
	20% Decrease	No Change	20% Increase
Estimated NAV prior to addition of advances from sponsor under the subordinated agreement	$211,200,000	$264,000,000	$316,800,000
Common Shares outstanding	30,000,000	30,000,000	30,000,000
Estimated NAV per Common Share	$ 7.04	$ 8.80	$ 10.56
Advances from sponsor under the subordinated agreement	$ 36,000,000	$ 36,000,000	$ 0
Estimated NAV per Common Share after addition of advances from sponsor under the subordinated agreement	$ 8.24	$ 10.00	$ 10.56

The sponsor has committed to make a significant subordinated equity investment in us, through a subordinated unsecured loan agreement, of up to $36.0 million with the intention of maintaining an estimated per share NAV of $10.00 or greater. As reflected in the above table, the sponsor will have no obligation to advance funds under the subordinated agreement in a given quarter if the estimated per share NAV for that quarter is equal to or greater than $10.00. Moreover, there is no assurance that estimated per share NAV will be $10.00 or greater, even after taking the advances under the subordinated agreement into account. In the calculation of our estimated NAV, no value will be allocated to the sponsor under the subordinated agreement until our estimated NAV exceeds the aggregate amount received from investors plus a cumulative, pre-tax non-compounded annual return of 8.0%. If our estimated NAV exceeds the aggregate amount received from investors plus a cumulative, pre-tax non-compounded annual return of 8.0%, then the allocation of any value under the subordinated agreement will be subtracted from the value of our net assets when our board of directors estimates the NAV. The allocation of value under the subordinated agreement could be substantial, which could result in a significant decrease in our per share NAV.

Under the terms of our charter, the sponsor cannot make a loan to us unless the loan is approved by a majority of our directors, including a majority of our independent directors not otherwise interested in the transaction as fair, competitive and commercially reasonable, and no less favorable to us than a comparable loan between unaffiliated parties. Our board of directors, including a majority of independent directors not otherwise interested in the transaction, has approved the subordinated agreement with the sponsor.

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Estimated NAV and NAV per Share

On May 13, 2016, our board of directors approved our estimated NAV of approximately $10.8 million and resulting estimated NAV per share of $10.00, both as of March 31, 2016, after taking into consideration our sponsor's commitment to make quarterly advances under the subordinated agreement pursuant to which approximately $0.9 million will be funded before the end of the second quarter of 2016. In the calculation of our estimated NAV no allocations of value were made to the sponsor under the subordinated agreement because the estimated NAV per share does not exceed the aggregate $10.00 offering price per share plus a cumulative, pre-tax non-compounded annual return of 8.0% as of March 31, 2016. Additionally, through March 31, 2016, the sponsor had previously advanced approximately $3.1 million under the subordinated agreement.

Process and Methodology

Our advisor, along with any necessary material assistance or confirmation of a third-party valuation expert or service, is responsible for calculating our NAV, which we currently expect will be done on a quarterly basis for as long as the sponsor's obligation to fund quarterly draws under the subordinated agreement continues and thereafter, will be done on at least an annual basis unless and until our Common Shares are approved for listing on a national securities exchange. Our board of directors will review each estimate of NAV and approve the resulting NAV per share.

Our estimated NAV per share as of December 31, 2015 was calculated with the assistance of both our advisor and Marshall & Steven's Incorporated ("M&S"), an independent third-party valuation firm engaged by us to assist with the valuation of our assets, liabilities and any allocations of value to the sponsor under the subordinated agreement. The advisor recommended and the board of directors established the estimated NAV per share as of December 31, 2015 based upon the analyses and reports provided by the advisor and M&S. Our estimated NAV per share as of March 31, 2016 was calculated solely by our advisor. Our advisor recommended and the board of directors established the estimated NAV per share as of March 31, 2016 based upon the analysis provided by the advisor. The process for estimating the value of our assets, liabilities and allocations of value to the sponsor under the subordinated agreement is performed in accordance with the provisions of the Investment Program Association Practice Guideline 2013-01, "Valuations of Publicly Registered Non-Listed REITs," issued April 29, 2013. We believe that our valuations were developed in a manner reasonably designed to ensure their reliability.

The engagement of M&S with respect to our NAV per share as of December 31, 2015 was approved by our board of directors, including all of our independent directors. M&S has extensive experience in conducting asset valuations, included valuations of commercial real estate, debt, properties and real estate-related investments.

With respect to our NAV per share as of December 31, 2015, M&S prepared a NAV report (the "December 2015 NAV Report") which estimated the NAV per share as of December 31, 2015. The December 2015 NAV Report relied upon M&S's estimated value of our investment in related party and the advisor's estimate of the value of our cash and cash equivalents, other assets, due to related parties, other liabilities and allocations of value to the sponsor under the subordinated agreement, to calculate estimated NAV per share, all as of December 31, 2015.

In connection with the update of our NAV per share as of March 31, 2016, our advisor (i) applied the same methodology which was previously utilized by M&S to determine the estimated fair value of our investment in related party and (ii) estimated the fair value of our cash and cash equivalents, other assets, due to related parties, other liabilities and allocations of value to the sponsor under the subordinated agreement, to calculate our estimated NAV per share, all as of March 31, 2016.

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The table below sets forth the calculation of our estimated NAV and resulting estimated NAV per share as of March 31, 2016 compared to December 31, 2015:

	As of March 31, 2016		As of December 31, 2015	
	Value	Per Share	Value	Per Share
Net Assets:				
Investment in related party	**$ 6,100,000**	**$ 5.62**	**$ 4,000,000**	**$ 5.53**
Non-Real Estate Assets:				
Cash and cash equivalents	4,219,688		1,213,014	
Other assets	6,265		434	
Total non-real estate assets	**4,225,953**	**3.90**	**1,213,448**	**1.68**
Total Assets	**10,325,953**	**9.52**	**5,213,448**	**7.21**
Liabilities:				
Due to related parties	(14,353)		(865,436)	
Other liabilities	(395,176)		(217,275)	
Total liabilities	**(409,529)**	**(0.38)**	**(1,082,711)**	**(1.50)**
NAV before advances under Subordinated Agreement	**9,916,424**	**9.14**	**4,130,737**	**5.71**
Sponsor's Obligation under Subordinated Agreement	928,826	0.86	3,109,013	4.29
Adjusted Nav after advances under Subordinated Agreement	**$10,845,250**	**$10.00**	**$ 7,239,750**	**$10.00**
Shares of Common Stock Outstanding	**1,084,525**		**723,975**	
Adjusted NAV attributable to advances under Subordinated Agreement:				
Cumulative draws received as of period end	$ 3,109,013		$ —	
Draw to be funded before end of subsequent quarter	928,826		3,109,013	
Total	$ 4,037,839	$ 3.72	$ 3,109,013	$ 4.29

Use of Independent Valuation Firm:

As discussed above, our advisor is responsible for calculating our NAV. In connection with determining our NAV, our advisor may rely on the material assistance or confirmation of a third-party valuation expert or service. In this regard, M&S was selected by our board of directors to assist our advisor in the calculation of our estimated NAV and resulting estimated NAV per share as of December 31, 2015. M&S services included estimating the fair value of our investment in related party and preparing the December 2015 NAV Report. M&S is engaged in the business of appraising commercial real estate properties and is not affiliated with us or the advisor. The compensation we paid to M&S was based on the scope of work and not on the estimated fair value of our investment in related party. In preparing its report, M&S did not, and was not requested to, solicit third-party indications of interest for our common stock in connection with possible purchases thereof or the acquisition of all or any part of us.

M&S collected reasonably available material information that it deemed relevant in estimating the fair value of our investment in related party.

In conducting their investigation and analyses, M&S took into account customary and accepted financial and commercial procedures and considerations as they deemed relevant. Although M&S reviewed information supplied or otherwise made available by us or the advisor for reasonableness, they assumed and relied upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to them by any other party and did not independently verify any such information. M&S assumed that any operating or financial forecasts and other information and data provided to or otherwise reviewed by or discussed with M&S were reasonably prepared in good faith on bases reflecting the then best currently available estimates and judgments of our management, our board of directors, and/or the advisor. M&S relied on us to advise them promptly if any information previously provided became inaccurate or was required to be updated during the period of their review.

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M&S is actively engaged in the business of appraising commercial real estate properties and real estate related-investments similar to those owned or invested by us in connection with public security offerings, private placements, business combinations, and similar transactions. We do not believe that there are any material conflicts of interest between M&S, on the one hand, and us, the Sponsor, the advisor, and our affiliates, on the other hand. Our advisor engaged M&S on behalf of our board of directors to deliver their reports to assist in the NAV calculation as of December 31, 2015 and M&S received compensation for those efforts. In addition, we agreed to indemnify M&S against certain liabilities arising out of this engagement. Prior to us publishing our NAV per share as of December 31, 2015, M&S had not been previously engaged by us. M&S may from time to time in the future perform other services for us and our Sponsor or other affiliates of the Sponsor, so long as such other services do not adversely affect the independence of M&S.

Although M&S considered any comments received from us and the advisor relating to their reports, the final estimated fair value of our investment in related party was determined by M&S. The reports were addressed to our board of directors to assist our board of directors in calculating an estimated value per share of our common stock as of December 31, 2015. The reports were not addressed to the public, may not be relied upon by any other person to establish an estimated value per share of our common stock, and do not constitute a recommendation to any person to purchase or sell any shares of our common stock.

Our goal in calculating our estimated NAV is to arrive at values that are reasonable and supportable using what we deem to be appropriate valuation methodologies and assumptions. The reports, including the analysis, opinions, and conclusions set forth in such reports, are qualified by the assumptions, qualifications, and limitations set forth in the respective reports. The following is a summary of our valuation methodologies used to value our assets and liabilities by key component:

Investment in Related Party: As discussed above, we previously engaged M&S to estimate the fair value of our investment in related party as of December 31, 2015. In connection with the calculation of our NAV as of March 31, 2016, our advisor applied the same methodology which was previously utilized by M&S to determine the estimated fair value of our investment in related party.

During the fourth quarter of 2015, we entered into an agreement with various related party entities that provides for us to make aggregate preferred equity contributions of up to $20.0 million in various affiliates of our sponsor which own a parcel of land located at 105-109 W. 28th Street, New York, NY on which they intend to develop a 343-room Marriott Moxy hotel. These contributions are made pursuant to an instrument (the "Preferred Investment") that entitles us to monthly preferred distributions at a rate of 12% per annum. Our Preferred Investment is classified as a held-to-maturity security and is recorded at cost. As of March 31, 2016, the estimated value of our Preferred Investment of $6.1 million approximated its carrying value based on market rates for similar instruments.

Cash and Cash Equivalents: The estimated values of our cash and cash equivalents approximate their carrying values due to their short maturities.

Other Assets: Our other assets consist of prepaid expenses and other assets. The estimated values of these items approximate their carrying values due to their short maturities.

Due to Related Parties: The estimated value of our due to related parties approximates its carrying value due to its short maturity.

Other Liabilities: Our other liabilities consist of our accounts payable and accrued expenses and distributions payable. The carrying values of these items were considered to equal their fair value due to their short maturities.

Limitations and Risks

As with any valuation methodology, the methodology used to determine our estimated NAV and resulting estimated NAV per share is based upon a number of estimates and assumptions that may prove later not to be accurate or complete. Further, different market participants with different property-specific and general real estate and capital market assumptions, estimates, judgments and standards could derive different estimated NAVs per share, which could be significantly different from the estimated NAV per share approved by our board of directors. The estimated NAV per share approved by our board of directors does not represent the

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fair value of our assets less liabilities in accordance GAAP, and such estimated NAV per share is not a representation, warranty or guarantee that:

- a stockholder would be able to resell his or her shares of common stock at the estimated NAV per share;
- a stockholder would ultimately realize distributions per share of common stock equal to the estimated NAV per share upon liquidation of our assets and settlement of our liabilities or a sale of the Company;
- our shares of common stock would trade at the estimated NAV per share on a national securities exchange;
- an independent third-party appraiser or other third-party valuation firm would agree with the estimated NAV per share; or
- the methodology used to estimate our NAV per share would be acceptable to the Financial Industry Regulatory Authority ("FINRA") or under the Employee Retirement Income Security Act with respect to their respective requirements.

The Internal Revenue Service and the Department of Labor do not provide any guidance on the methodology an issuer must use to determine its estimated NAV per share.

FINRA guidance provides that NAV valuations be derived from a methodology that conforms to industry practice.

As with any valuation methodology, our methodology is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive different estimated NAVs per share, and these differences could be significant. The estimated NAV per share is not audited and does not represent the fair value of our assets less our liabilities in accordance with GAAP, nor do they represent an actual liquidation value of our assets and liabilities or the price that shares of our common stock would trade at on a national securities exchange. As of the date of this filing, although we have not sought stockholder approval to adopt a plan of liquidation of the Company, certain distributions may be payable to our sponsor pursuant to the terms of the subordinated agreement in connection with a liquidation event. Accordingly, our estimated NAV per share reflects any allocation of value to the sponsor under the subordinated agreement representing the amount that would be payable to the sponsor in connection with a liquidation event pursuant to the guidelines for estimating NAV contained in IPA Practice Guideline 2013-01, "Valuation of Publicly Registered Non-Listed REITs". Our estimated NAV per share is based on the estimated value of our assets less the estimated value of our liabilities less any allocations of value to the sponsor under the subordinated agreement divided by the number of our diluted shares of common stock outstanding, all as of the date indicated. Our estimated NAV per share does not reflect a discount for the fact we are externally managed, nor does it reflect a real estate portfolio premium/discount versus the sum of the individual property values. Our estimated NAV per share does not take into account estimated disposition costs or fees or penalties, if any, that may apply upon the prepayment of certain of our debt obligations or the impact of restrictions on the assumption of certain debt. Our NAV per share will fluctuate over time as a result of, among other things, future acquisitions or dispositions of assets, developments related to individual assets and the management of those assets and changes in the real estate and capital markets. Different parties using different assumptions and estimates could derive different NAVs and resulting estimated NAVs per share, and these differences could be significant. Markets for real estate and real estate-related investments can fluctuate and values are expected to change in the future. We currently expect that our advisor will estimate our NAV on a quarterly basis for as long as our sponsor's obligation to fund quarterly draws under the subordinated agreement continues and thereafter, our advisor will estimate our NAV on at least an annual basis. Our board of directors will review and approve each estimate of NAV.

The following factors may cause a stockholder not to ultimately realize distributions per share of common stock equal to the estimated NAV per share upon liquidation:

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- The methodology used to determine estimated NAV per share includes a number of estimates and assumptions that may not prove to be accurate or complete as compared to the actual amounts received in the liquidation;
- In a liquidation, certain assets may not be liquidated at their estimated values because of transfer fees and disposition fees, which are not reflected in the estimated NAV calculation;
- In a liquidation, debt obligations may have to be prepaid and the costs of any prepayment penalties may reduce the liquidation amounts. Prepayment penalties are not included in determining the estimated value of liabilities in determining estimated NAV;
- In a liquidation, the real estate assets may derive a portfolio premium which premium is not considered in determining estimated NAV;
- In a liquidation, the potential buyers of the assets may use different estimates and assumptions than those used in determining estimated NAV;
- If the liquidation occurs through a listing of the common stock on a national securities exchange, the capital markets may value the Company's net assets at a different amount than the estimated NAV. Such valuation would likely be based upon customary REIT valuation methodology including funds from operation ("FFO") multiples of other comparable REITs, FFO coverage of dividends and adjusted FFO payout of the Company's anticipated dividend; and
- If the liquidation occurs through a merger of the Company with another REIT, the amount realized for the common stock may not equal the estimated NAV per share because of many factors including the aggregate consideration received, the make-up of the consideration (e.g., cash, stock or both), the performance of any stock received as part of the consideration during the merger process and thereafter, the reception of the merger in the market and whether the market believes the pricing of the merger was fair to both parties.

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Proskauer Rose LLP	Eleven Times Square	New York, NY 10036-8299

EXHIBIT B

~~Exhibit 10.6~~ [Proposed Draft 6/15/16 (MARKED)]

Amended and Restated Loan Agreement

THIS AMENDED AND RESTATED LOAN AGREEMENT, dated as of ~~March 18, 2016 (as amended, restated, replaced, supplemented or otherwise modified from time to time, this "Agreement"),~~ June [•], 2016, between The Lightstone Group, LLC, a Delaware limited liability company (the "Lender"), and Lightstone Real Estate Income Trust Inc., a Maryland corporation (the "Borrower"), provides that Lender agrees to loan to Borrower up to Thirty-Six Million and 00/100 Dollars ($36,000,000.00), on the terms provided in this Agreement (including all renewals, extensions or modifications hereof, the "Loan").

WITNESSETH:

WHEREAS, Borrower has filed a Registration Statement on Form S-11 (Registration No. 333-200464) (the "Registration Statement") for an initial public offering (the "IPO") of up to 30,000,000 shares of common stock, par value $0.01 per share ("Common Shares") in a primary offering at a price of $10.00 per Common Share, subject to the volume discounts and other special circumstances described in or otherwise provided in the Registration Statement, and up to 10,000,000 Common Shares pursuant to Borrower's distribution reinvestment program at a price of $9.50 per Common Share;

WHEREAS, Borrower desires to obtain the Loan from Lender; ~~and~~

WHEREAS, Lender is willing to make the Loan to Borrower, subject to and in accordance with the terms and conditions ~~of this Agreement~~set forth herein;

WHEREAS, the Borrower and the Lender entered into that certain Loan Agreement, dated March 18, 2016 (the "Original Loan Agreement"); and

WHEREAS, subject to and on the terms and conditions set forth herein, the parties hereto wish to amend and restate the Original Loan Agreement in its entirety (as so amended and restated, and as may be further amended, restated, supplemented or otherwise modified, the "Agreement").

NOW, THEREFORE, in consideration of the covenants set forth in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree, represent and warrant as follows:

1. **THE LOAN.** Lender ~~agrees quarterly, beginning with the date on which Borrower first publishes an~~commits to fund in cash the Shortfall as hereinafter defined for each quarter's estimated per share value of the Common Shares~~, to lend to~~ published by the Borrower ~~in cash~~. The "Shortfall" is an amount equal to the product of (i) $10.00 minus the then~~-~~ current estimated net asset value per Common Share, multiplied by (ii) the number of Common Shares outstanding, up to a total of $36.0 million. The Shortfall as of the end of each quarter shall be funded to the Borrower before the end of the following quarter.

2. **USE OF PROCEEDS.** Indebtedness evidenced by this Loan will be used to increase the cash available for investment in real estate-related investments.

3. **INTEREST RATE.** Principal drawn under the Loan will bear interest at a rate of 1.48% which is equal to the mid-term applicable federal rate as of March 2016. Interest will begin to accrue on the loan on the date of each quarterly draw on the loan, but no interest or principal will be due and payable to Lender until Borrower experiences a liquidation event.

~~56798421v1~~56798421v3

4. SUBORDINATION. Distributions in connection with Borrower's liquidation initially will be made to holders of Borrower's Common Shares, until holders of Borrower's Common Shares have received liquidation distributions equal to their respective net investments plus a cumulative, pre-tax, non-compounded annual return of 8.0% on their respective net investments. Thereafter, Borrower will repay the outstanding principal amount and accrued interest to Lender.

5. TERM. This Agreement, unless earlier terminated by written consent of the parties hereto, shall continue in force until the earlier of: (i) the termination of the IPO; (ii) total aggregate loan proceeds drawn under this Agreement equal $36.0 million; or (iii) Borrower's receipt of proceeds from the IPO of $300,000,000.

---

6. PREPAYMENT TERMS. Borrower may pay the principal amount outstanding under this Loan, in whole or in part, together with any accrued and unpaid interest thereon, at any time or from time to time, without penalty or premium.

7. AMENDMENTS. No waivers, amendments or modifications of this Loan shall be valid unless in writing and signed by an officer of each party to this Agreement.

8. MISCELLANEOUS PROVISIONS. Assignment. This Loan shall inure to the benefit of and be binding upon the parties and their respective heirs, legal representatives, successors and assigns. Lender's interests in and rights under this Loan are freely assignable, in whole or in part, by Lender. Borrower shall not assign its rights and interest hereunder without the prior written consent of Lender, and any attempt by Borrower to assign without Lender's prior written consent is null and void. Any assignment shall not release Borrower from the obligations under this Agreement. **Applicable Law; Conflict Between Documents.** This Loan shall be governed by and construed under the laws of the State of New York without regard to the conflict of laws principles thereof. **Jurisdiction.** Lender irrevocably agrees to nonexclusive personal jurisdiction in the State of New York. **Severability.** If any provision of this Loan shall be prohibited or invalid under applicable law, such provision shall be ineffective but only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Loan. **Interpretation; Captions.** Any reference in this Agreement to the term "person" shall mean any individual, person or entity; as required by the context, the singular shall include the plural, the plural the singular, the neuter gender shall include the male gender and female gender and vice versa. The captions contained in this Agreement are inserted for convenience only and shall not affect the meaning or interpretation of this Loan. **Posting of Payments.** All payments received on business days after 2:00 p.m. EDT at the office of Borrower first shown above shall be deemed received at the opening of the next business day. **Fees and Taxes.** Borrower shall promptly pay all documentary, intangible recordation and/or similar taxes on this transaction assessed or arising from time to time. **LIMITATION ON LIABILITY; WAIVER OF PUNITIVE DAMAGES.** EACH OF THE PARTIES HERETO, AGREES THAT IN ANY JUDICIAL, MEDIATION OR ARBITRATION PROCEEDING OR ANY CLAIM OR CONTROVERSY BETWEEN OR AMONG THEM THAT MAY ARISE OUT OF OR BE IN ANY WAY CONNECTED WITH THIS NOTE OR THE OBLIGATIONS EVIDENCED HEREBY OR RELATED HERETO, IN NO EVENT SHALL ANY PARTY HAVE A REMEDY OF, OR BE LIABLE TO THE OTHER FOR, (1) INDIRECT, SPECIAL OR CONSEQUENTIAL DAMAGES OR (2) PUNITIVE OR EXEMPLARY DAMAGES. EACH OF THE PARTIES HEREBY EXPRESSLY WAIVES ANY RIGHT OR CLAIM TO PUNITIVE OR EXEMPLARY DAMAGES THEY MAY HAVE OR WHICH MAY ARISE IN THE FUTURE IN CONNECTION WITH ANY SUCH PROCEEDING, CLAIM OR CONTROVERSY, WHETHER THE SAME IS RESOLVED BY ARBITRATION, MEDIATION, JUDICIALLY OR OTHERWISE. **FINAL AGREEMENT.** This Agreement represents the final agreement between the parties and may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements of the parties. There are no unwritten oral agreements between the parties. **COUNTERPARTS.** This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

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16. WAIVER OF JURY TRIAL. TO THE EXTENT PERMITTED BY APPLICABLE LAW, EACH OF MAKER BY EXECUTION HEREOF AND SELLER BY ACCEPTANCE HEREOF, KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHT EACH MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED ON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS NOTE, OR ANY AGREEMENT CONTEMPLATED TO BE EXECUTED IN CONNECTION WITH THIS NOTE, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY WITH RESPECT HERETO. THIS PROVISION IS A MATERIAL INDUCEMENT TO SELLER TO ACCEPT THIS NOTE. EACH OF THE PARTIES AGREES THAT THE TERMS HEREOF SHALL SUPERSEDE AND REPLACE ANY PRIOR AGREEMENT RELATED TO ARBITRATION OF DISPUTES BETWEEN THE PARTIES CONTAINED IN THE PURCHASE AGREEMENT OR ANY OTHER DOCUMENT OR AGREEMENT HERETOFORE EXECUTED IN CONNECTION WITH, RELATED TO OR BEING REPLACED, SUPPLEMENTED, EXTENDED OR MODIFIED BY, THIS NOTE.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

THE LIGHTSTONE GROUP, LLC,
a Delaware limited liability company

By: ______________________________
Name: Joseph E. Teichman
Title: Executive Vice President

LIGHTSTONE REAL ESTATE INCOME TRUST INC.,
a Maryland corporation

By: ______________________________
Name: Donna Brandin
Title: Chief Financial Officer

~~56798421v1~~56798421v3

[Proposed Draft 6/15/16 (CLEAN)]

Amended and Restated Loan Agreement

THIS AMENDED AND RESTATED LOAN AGREEMENT, dated as of June [•], 2016, between The Lightstone Group, LLC, a Delaware limited liability company (the "Lender"), and Lightstone Real Estate Income Trust Inc., a Maryland corporation (the "Borrower"), provides that Lender agrees to loan to Borrower up to Thirty-Six Million and 00/100 Dollars ($36,000,000.00), on the terms provided in this Agreement (including all renewals, extensions or modifications hereof, the "Loan").

WITNESSETH:

WHEREAS, Borrower has filed a Registration Statement on Form S-11 (Registration No. 333-200464) (the "Registration Statement") for an initial public offering (the "IPO") of up to 30,000,000 shares of common stock, par value $0.01 per share ("Common Shares") in a primary offering at a price of $10.00 per Common Share, subject to the volume discounts and other special circumstances described in or otherwise provided in the Registration Statement, and up to 10,000,000 Common Shares pursuant to Borrower's distribution reinvestment program at a price of $9.50 per Common Share;

WHEREAS, Borrower desires to obtain the Loan from Lender;

WHEREAS, Lender is willing to make the Loan to Borrower, subject to and in accordance with the terms and conditions set forth herein;

WHEREAS, the Borrower and the Lender entered into that certain Loan Agreement, dated March 18, 2016 (the "Original Loan Agreement"); and

WHEREAS, subject to and on the terms and conditions set forth herein, the parties hereto wish to amend and restate the Original Loan Agreement in its entirety (as so amended and restated, and as may be further amended, restated, supplemented or otherwise modified, the "Agreement").

NOW, THEREFORE, in consideration of the covenants set forth in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree, represent and warrant as follows:

1. **THE LOAN.** Lender commits to fund in cash the Shortfall as hereinafter defined for each quarter's estimated per share value of the Common Shares published by the Borrower. The "Shortfall" is an amount equal to the product of (i) $10.00 minus the then current estimated net asset value per Common Share, multiplied by (ii) the number of Common Shares outstanding, up to a total of $36.0 million. The Shortfall as of the end of each quarter shall be funded to the Borrower before the end of the following quarter.

2. **USE OF PROCEEDS.** Indebtedness evidenced by this Loan will be used to increase the cash available for investment in real estate-related investments.

3. **INTEREST RATE.** Principal drawn under the Loan will bear interest at a rate of 1.48% which is equal to the mid-term applicable federal rate as of March 2016. Interest will begin to accrue on the loan on the date of each quarterly draw on the loan, but no interest or principal will be due and payable to Lender until Borrower experiences a liquidation event.

4. **SUBORDINATION.** Distributions in connection with Borrower's liquidation initially will be made to holders of Borrower's Common Shares, until holders of Borrower's Common Shares have received liquidation distributions equal to their respective net investments plus a cumulative, pre-tax, non-compounded annual return of 8.0% on their respective net investments. Thereafter, Borrower will repay the outstanding principal amount and accrued interest to Lender.

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5. **TERM**. This Agreement, unless earlier terminated by written consent of the parties hereto, shall continue in force until the earlier of: (i) the termination of the IPO; (ii) total aggregate loan proceeds drawn under this Agreement equal $36.0 million; or (iii) Borrower's receipt of proceeds from the IPO of $300,000,000.

6. **PREPAYMENT TERMS.** Borrower may pay the principal amount outstanding under this Loan, in whole or in part, together with any accrued and unpaid interest thereon, at any time or from time to time, without penalty or premium.

7. **AMENDMENTS.** No waivers, amendments or modifications of this Loan shall be valid unless in writing and signed by an officer of each party to this Agreement.

8. **MISCELLANEOUS PROVISIONS. Assignment.** This Loan shall inure to the benefit of and be binding upon the parties and their respective heirs, legal representatives, successors and assigns. Lender's interests in and rights under this Loan are freely assignable, in whole or in part, by Lender. Borrower shall not assign its rights and interest hereunder without the prior written consent of Lender, and any attempt by Borrower to assign without Lender's prior written consent is null and void. Any assignment shall not release Borrower from the obligations under this Agreement. **Applicable Law; Conflict Between Documents.** This Loan shall be governed by and construed under the laws of the State of New York without regard to the conflict of laws principles thereof. **Jurisdiction.** Lender irrevocably agrees to nonexclusive personal jurisdiction in the State of New York. **Severability.** If any provision of this Loan shall be prohibited or invalid under applicable law, such provision shall be ineffective but only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Loan. **Interpretation; Captions.** Any reference in this Agreement to the term "person" shall mean any individual, person or entity; as required by the context, the singular shall include the plural, the plural the singular, the neuter gender shall include the male gender and female gender and vice versa. The captions contained in this Agreement are inserted for convenience only and shall not affect the meaning or interpretation of this Loan. **Posting of Payments.** All payments received on business days after 2:00 p.m. EDT at the office of Borrower first shown above shall be deemed received at the opening of the next business day. **Fees and Taxes.** Borrower shall promptly pay all documentary, intangible recordation and/or similar taxes on this transaction assessed or arising from time to time. **LIMITATION ON LIABILITY; WAIVER OF PUNITIVE DAMAGES.** EACH OF THE PARTIES HERETO, AGREES THAT IN ANY JUDICIAL, MEDIATION OR ARBITRATION PROCEEDING OR ANY CLAIM OR CONTROVERSY BETWEEN OR AMONG THEM THAT MAY ARISE OUT OF OR BE IN ANY WAY CONNECTED WITH THIS NOTE OR THE OBLIGATIONS EVIDENCED HEREBY OR RELATED HERETO, IN NO EVENT SHALL ANY PARTY HAVE A REMEDY OF, OR BE LIABLE TO THE OTHER FOR, (1) INDIRECT, SPECIAL OR CONSEQUENTIAL DAMAGES OR (2) PUNITIVE OR EXEMPLARY DAMAGES. EACH OF THE PARTIES HEREBY EXPRESSLY WAIVES ANY RIGHT OR CLAIM TO PUNITIVE OR EXEMPLARY DAMAGES THEY MAY HAVE OR WHICH MAY ARISE IN THE FUTURE IN CONNECTION WITH ANY SUCH PROCEEDING, CLAIM OR CONTROVERSY, WHETHER THE SAME IS RESOLVED BY ARBITRATION, MEDIATION, JUDICIALLY OR OTHERWISE. **FINAL AGREEMENT.** This Agreement represents the final agreement between the parties and may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements of the parties. There are no unwritten oral agreements between the parties. **COUNTERPARTS.** This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

16. **WAIVER OF JURY TRIAL.** TO THE EXTENT PERMITTED BY APPLICABLE LAW, EACH OF MAKER BY EXECUTION HEREOF AND SELLER BY ACCEPTANCE HEREOF, KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHT EACH MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED ON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS NOTE, OR ANY AGREEMENT CONTEMPLATED TO BE EXECUTED IN CONNECTION WITH THIS NOTE, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY WITH RESPECT HERETO. THIS PROVISION IS A MATERIAL INDUCEMENT TO SELLER TO ACCEPT THIS NOTE. EACH OF THE PARTIES AGREES THAT THE TERMS HEREOF SHALL SUPERSEDE AND REPLACE ANY PRIOR AGREEMENT RELATED TO ARBITRATION OF DISPUTES BETWEEN THE PARTIES CONTAINED IN THE PURCHASE AGREEMENT OR ANY OTHER DOCUMENT OR AGREEMENT

56798421v3

HERETOFORE EXECUTED IN CONNECTION WITH, RELATED TO OR BEING REPLACED, SUPPLEMENTED, EXTENDED OR MODIFIED BY, THIS NOTE.

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56798421v3

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

THE LIGHTSTONE GROUP, LLC,
a Delaware limited liability company

By:______________________________
Name: Joseph E. Teichman
Title: Executive Vice President

LIGHTSTONE REAL ESTATE INCOME TRUST INC.,
a Maryland corporation

By:______________________________
Name: Donna Brandin
Title: Chief Financial Officer

56798421v3